UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35609 / May 27, 2025

In the Matter of:

Adams Street Private Equity Navigator Fund LLC
Adams Street Advisors, LLC
Adams Street Partners, LLC
Adams Street Credit Advisors LP
ASP PC Holdings LLC
and certain of their affiliated entities as described in Schedule A to the application

One North Wacker Drive, Suite 2700
Chicago, IL 60606

812-15634

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Adams Street Private Equity Navigator Fund LLC, et al. filed an application on September 23,
2024, and an amendment to the application on January 16, 2025, April 16, 2025, and April 24,
2025, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940
(the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise
prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order
would permit certain registered closed-end management investment companies and business
development companies (collectively, the "Regulated Funds") to co-invest in portfolio
companies with each other and with certain affiliated investment entities.

On April 28, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35560). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Adams Street Private Equity Navigator Fund LLC, et al. (File No. 812-15634) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Stephanie Fouse,

Assistant Secretary.